Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 082-01042

Important Disclaimer The offer (the "Offer") by Melrose Industries PLC(“Bidder”) for GKN plc (“Target”) ACCESS TO THIS AREA OF THE WEBSITE (“MICROSITE”) MAY BE RESTRICTED UNDER SECURITIES LAWS OR REGULATIONS IN CERTAIN JURISDICTIONS. THIS NOTICE REQUIRES YOU TO CONFIRM CERTAIN MATTERS (INCLUDING THAT YOU ARE NOT RESIDENT IN SUCH A JURISDICTION), BEFORE YOU MAY OBTAIN ACCESS TO THE INFORMATION ON THIS AREA OF THE WEBSITE. THESE MATERIALS ARE NOT DIRECTED AT OR INTENDED TO BE ACCESSIBLE BY PERSONS RESIDENT IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION OR WOULD RESULT IN A REQUIREMENT TO COMPLY WITH CONSENT OR OTHER FORMALITY WHICH TARGET REGARDS AS UNDULY ONEROUS (A “RESTRICTED JURISDICTION”). THIS MICROSITE CONTAINS ANNOUNCEMENTS, DOCUMENTS AND INFORMATION (THE "INFORMATION") PUBLISHED BY TARGET RELATING TO THE OFFER IN COMPLIANCE WITH THE CITY CODE ON TAKEOVERS AND MERGERS (THE "CODE"). THE INFORMATION IS BEING MADE AVAILABLE IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY, AND ITS AVAILABILITY IS SUBJECT TO THE TERMS AND CONDITIONS SET OUT BELOW.

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It is your responsibility to satisfy yourself as to the full observance of any relevant laws and regulatory requirements. If you are not permitted to view the Information on this Microsite, or are in any doubt as to whether you are permitted to view the Information, please exit this Microsite. Additional U.S. information The Offer relates to the securities of a UK company and is subject to UK procedural and disclosure requirements that are different from those of the United States (the “U.S.”).  Any financial statements or other financial information included in this Microsite may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the U.S. It may be difficult for U.S. holders of shares to enforce their rights and any claims they may have arising under the U.S. federal securities laws in connection with the Offer, since Bidder and Target are located in a country other than the U.S., and some or all of their officers and directors may be residents of countries other than the U.S.U.S. holders of shares may not be able to sue Bidder and Target or their respective officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel Bidder and Target and their respective affiliates to subject themselves to the jurisdiction or judgment of a U.S. court. You should be aware that Bidder may purchase or arrange to purchase Target shares otherwise than under any offer or scheme related to the Offer, such as in open market or privately negotiated purchases.

The Offer may be implemented under a scheme of arrangement provided for under English company law. If so, it is expected that any securities to be issued under the Offer would be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "US Securities Act"), provided by Section 3(a)(10) thereof and also would not be subject to the tender offer rules under the US Securities Exchange Act of 1934, as amended (the “US Exchange Act”). Alternatively, the Offer may be implemented by way of a takeover offer under English law. If so, any securities to be issued under the Offermay be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. Alternatively, any securities to be issued under the Offer may be registered under the US Securities Act. If the Offer is implemented by way of a takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rules 14d-1(c) and 14d-1(d) thereunder. Holders of Target securities are urged to read any documents related to the Offer filed, furnished or to be filed or furnished with the U.S. Securities and Exchange Commission (the "SEC") because they will contain important information regarding the Offer and any related offer of securities. Such documents will be available free of charge at the SEC's website at www.sec.gov. Nothing in this area of the website shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act may ever occur in connection with the Offer.

Forward-Looking Statements in relation to the Proposed Transaction This part of the website contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this part of the website may include statements about the expected effects of the combination on GKN’s Driveline business and Dana Incorporated (“Dana”) (the “Proposed Transaction”), the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to the completion of the Proposed Transaction and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transactions on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realise the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s annual report and accounts for the financial year ended 31 December 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or the combined group undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

Forward-looking statements in relation to matters other than the Proposed Transaction The materials on this Microsite contain statements in relation to matters other than the Proposed Transaction (“Other Matters”) that are or may be forward-looking with respect to the financial condition, results of operations and businesses and achievements of GKN. These statements in relation to the Other Matters can be identified by the use of forward-looking terminology such as “believe”, “anticipate”, “expect”, “prospect”, “estimated”, “should”, “may” or the negative thereof, or other variations thereof, or comparable terminology indicating expectations or beliefs concerning future events. These forward-looking statements in relation to the Other Matters include risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could or may cause actual results, achievements or developments to differ materially from those expressed or implied by such forward-looking statements. GKN assumes no obligation to update or correct the information contained in these materials in relation to the Other Matters, whether as a result of new information, future events or otherwise, except to the extent required by law or regulation. The statements contained in the materials available on this Microsite are made as at the date of the relevant communication, unless some other time is specified in relation to it, and delivery of any of the materials shall not give rise to any implication that there has been no change in the facts set out in the materials on this Microsite since such date. Unless expressly stated otherwise, no statement in any of the materials on this Microsite is intended as a profit forecast or estimate for any period and no statement in any of the materials on this Microsite should be interpreted to mean that cash flow from operations, free cash flow, earnings or earnings per share for GKN for the current or future financial years would necessarily match or exceed the historical published cash flow from operations, free cash flow, earnings or earnings per share of GKN. Responsibility In relation to any Offer-related materials accessible on this area of the website please note any statement of responsibility contained therein. The documents included in this Microsite issued or published by Target speak only at the specified date of the relevant document and Target has, and accepts, no responsibility or duty to update or revise such documents. In relation to any such announcements or other Offer-related materials issued or published by Bidder, or which relate to Bidder and the BidderGroup, that are accessible on this website, the only responsibility accepted by Target and its directors is for the correctness and fairness of its reproduction. Neither the directors of Target, nor Target, nor any of their affiliated companies, have reviewed, and no such person is or shall be responsible for or accepts any liability in respect of, any information contained on any other website which may be linked to or from this Microsite.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that the combined group will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to the combined group's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC.  Further, in connection with the Proposed Transaction, it is intended that GKN will mail a circular to its shareholders. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND THE COMBINED GROUP. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or the combined group will be made available free of charge on Dana’s Investor Relations Website.

Participants in the Solicitation GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth on the website of GKN at www.gkn.com. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus, the Proxy Statement and circular regarding the Proposed Transaction when it becomes available. Other If you are in any doubt about the contents of this Microsite or the action you should take, you should seek your own financial advice from an independent financial adviser authorised under the Financial Services and Markets Act 2000 (as amended) or, if you are located outside the UK, from an appropriately authorised independent financial adviser. This notice shall be governed by and construed in accordance with English law.

Confirmation of understanding and acceptance I have read and understood the notice set out above and I agree to be bound by its terms. I am not (nor do I act on behalf of someone who is) resident in any country that renders the accessing of the materials on this website or parts of it illegal. I will not print, download, or otherwise seek to copy, mail, forward, distribute or send any of the materials on this Microsite to any other person at any time. I represent and warrant to Target that I intend to access this Microsite for information purposes only. If you are not able to give these confirmations, you should click on below. I DECLINE I ACCEPT

PROPOSED COMBINATION OF GKN AND DANA

Overview Mike Turner, Chairman of GKN, commented: "This combination of GKN Driveline and Dana will create a US and UK led global market leader in vehicle drive systems. The synergies between these two businesses and our complementary product portfolios make this a great deal for GKN shareholders. Following the transaction, GKN shareholders will own 47% of a $14 billion revenue, global automotive group and will retain ownership of GKN's outstanding remaining businesses. GKN is continuing to pursue the sale of its non-core businesses including Powder Metallurgy. The Board remains committed to delivering up to £2.5 billion of cash returns to shareholders over the next three years. The Board believes that this strategy is far more attractive for GKN shareholders than the Melrose proposal which fundamentally undervalues GKN and therefore the Board unanimously recommends that GKN shareholders reject the Melrose proposal and vote in favour of the proposed combination with Dana."

Proposed combination of GKN Driveline and Dana-RNS announcement Find out more View the webcast Find out more Accelerating separation and maximising shareholder value Find out more Our Strategy Find out more